UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2025

Commission File Number: 001-42008

BW LPG Limited
(Translation of registrant’s name into English)

c/o BW LPG Holding Pte Ltd 10 Pasir Panjang Road, #17-02 Mapletree Business City, Singapore 117438
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F ☐

DOCUMENTS TO BE FURNISHED AS PART OF THIS FORM 6-K

Exhibit Number	Description
99.1	BW LPG Limited – Management Share Option Plan “LTIP 2022” – Award of Share Options
99.2	2025-02-27 MAR Forms Acceptance of options

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BW LPG Limited

	By:	/s/ Samantha Xu
	Name:	Samantha Xu
	Title:	Chief Financial Officer

Date: February 27, 2025